FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of October 9, 2003 (Report No. 3)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                  Form 20-F X     Form 40-F________



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Retalix Goes Live with Implementation of NACS's XML Interoperability Standards Dated October 9, 2003.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: October 9, 2003                                /s/ Guy Geri
                                                     ------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                    Description of Exhibit

10.1 Press Release: Retalix Goes Live with Implementation of NACS's XML Interoperability Standards Dated October 9, 2003.

                                  EXHIBIT 10.1

                       [INSERT PRESS RELEASE WITHOUT LOGO]



Contact Information:

Coffin Communications Group                       Retalix USA
15300 Ventura Boulevard, Suite 303                Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                           469-241-8400
(818) 789-0100                                    infousa@retalix.com
Crocker Coulson, Partner
crocker.coulson@coffincg.com
FOR IMMEDIATE RELEASE


      Retalix Goes Live with Implementation of NACS's XML Interoperability
                                   Standards

   Simplifies interoperability of Retalix StorePoint with systems from other vendors


Dallas, TX, October 9, 2003. Retalix Ltd, (NASDQ: RTLX) with North American headquarters in Dallas, TX, went live with a customer implementation of StorePoint POS utilizing the eXtensible Markup Language (XML) interoperability standards developed by the National Association of Convenience Stores (NACS). These XML standards, otherwise known as NAXML, provide the messaging protocols to allow software applications and hardware devices from disparate companies to speak to each other. Irving Oil became the first Retalix customer to implement StorePoint Point of Sale application using the NAXML standards, to communicate with their current back-office solution. This implementation allows Irving Oil's POS application, from Retalix, a channel to convey data directly to the back-office solution in near real time.

"The benefits of NAXML to retailers, distributors and consumers is phenomenal," said John Hervey, NACS' chief technology officer. "It creates good economics throughout the industry. The potential cost savings are amazing." "NACS' members involved in the Technolody Standards Project have made yet another critical step towards the automation of companies systems through various channels of technology and communication."

"Retalix has been an active participant at the Interoperability demos that NACS has conducted at NACSTech," said Jeff Yelton, CEO and President of Retalix USA. "Being able to take this initiative from a demo mode and implement it in a live, retail environment speaks to the quality of the work from this standards committee. This will help retailers smooth out the transition process as they move to next generation systems. Retalix is committed to these initiatives and applauds the efforts of the NACS Interoperability committee."

The Retalix StorePoint suite of applications is built on an open architecture and as a result is able to leverage XML for integration purposes. Retalix StorePoint is hardware independent and works on leading POS terminal providers such as NCR, IBM, Fujitsu, Tec, Wincor-Nixdorff and Dell.

About NACS
The National Association of Convenience Stores (NACS) is an industry trade association representing over 2,000 convenience retailers operating over 100,000 stores worldwide. Since 1961, NACS has been an advocate for the convenience retailing industry providing industry information, knowledge and connections to ensure the competitive viability of its members' businesses.



About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that supports a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 45 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its Retalix e-Marketplace Application (REMA) technology and services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events

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